Exhibit 3(i)

Text of the Amendment to the Amended and Restated Certificate of Incorporation
of Honeywell International Inc.

The text of the amendment to the sixth paragraph of Article EIGHTH of the Amended and Restated Certificate of Incorporation of the Corporation reads as follows:

Except as otherwise required by law and subject to the rights of the holders of the Preferred Stock pursuant to the provisions of this Certificate of Incorporation, special meetings of stockholders may be called only by (i) the Chief Executive Officer, (ii) the Board of Directors pursuant to a resolution approved by a majority of the then authorized number of Directors of the corporation (as determined in accordance with the By-laws), or (iii) the Secretary upon the written request (a “Special Meeting Request”) of holders Owning (as such term is defined in Section 3 of Article II of the By-laws) not less than 15% of the outstanding shares of the Corporation’s Common Stock as of the date of such request (the “Requisite Percent”), filed with the Secretary of the Corporation and otherwise in accordance with the By-laws. Whether the requesting holders have complied with the requirements of this Article and related provisions of the By-laws shall be determined in good faith by the Board, which determination shall be conclusive and binding on the Corporation and the stockholders.